EXHIBIT 99.1

Quantum Biopharma Ltd.

Condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

[unaudited] [expressed in United States dollars, except per share amounts]

Quantum Biopharma Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
[Unaudited] [expressed in United States dollars]

As at		June 30,	December 31,
		2024	2023
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		3,306,641	2,757,040
Other receivables	3	86,868	228,764
Prepaid expenses and deposits	4	130,424	155,413
Investments	6	21,918	756,100
Finance receivables, net	5	6,476,204	7,187,988
		10,022,055	11,085,305

Non-current assets
Equipment, net		64,873	87,583
Investments	6	5,845	6,049
Right-of-use asset, net		8,244	32,838
Finance receivables, net	5	—	907,366
Intangible assets, net	7	5,145,932	5,355,687
Total assets		15,246,949	17,474,828

LIABILITIES
Current liabilities
Trade and other payables	8,18	4,419,667	4,195,029
Lease obligations		9,634	38,650
Warrants liability	9	1	31,338
Notes payable	10	615,562	300,549
		5,044,864	4,565,566
Total liabilities		5,044,864	4,565,566

SHAREHOLDERS' EQUITY
Class A share capital	11	151,622	151,622
Class B share capital	11	140,554,285	137,626,863
Warrants	11	2,437,167	2,723,356
Contributed surplus		30,655,099	30,225,741
Foreign exchange translation reserve		83,497	417,341
Accumulated deficit		(162,923,451)	(157,908,160)
Equity attributable to shareholders of the Company		10,958,219	13,236,763
Non-controlling interests	13	(756,134)	(327,501)
		10,202,085	12,909,262
Total liabilities and shareholders’ equity		15,246,949	17,474,828

Going concern	1
Commitments and contingencies	17
Subsequent events	20
On behalf of the Board:

"Signed"	"Signed"
Director - Zeeshan Saeed	Director - Eric Hoskins

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1

Quantum Biopharma Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
[unaudited] [expressed in United States dollar, except number of shares]

		Three months ended June 30,		Six months ended June 30,
		2024	2023	2024	2023
	Notes	$	$	$	$
Expenses
General and administrative	15	2,310,283	1,870,758	4,229,495	4,587,535
External research and development fees		897,986	1,610,528	1,058,246	3,922,124
Share-based payments	12	111,524	403,393	169,267	3,609,928
Depreciation and amortization	7	136,813	1,107,318	256,954	2,237,289
Impairment loss		-	3,839,523	-	4,319,619
Total operating expenses		3,456,606	8,831,520	5,713,962	18,676,495

Loss from operations		(3,456,606)	(8,831,520)	(5,713,962)	(18,676,495)

Interest income	16	(104,424)	(186,163)	(276,948)	(458,504)
Finance expense, net		8,357	—	20,771	667
Loss on settlement of debt	11	—	—	17,476	—
Gain on measurement of financial liability		—	(2,926,922)	—	(2,926,922)
(Gain) loss on change in fair value of derivative liability	9	(8,040)	(328,193)	(31,337)	(121,243)
Loss on changes in fair value of investments	6	—	100,051	—	277,329
Net loss from operations		(3,352,499)	(5,490,293)	(5,443,924)	(15,447,822)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange (loss) on translation of foreign operations		(101,089)	(232,891)	(333,844)	(217,489)
Comprehensive loss		(3,453,588)	(5,723,184)	(5,777,768)	(15,665,311)

Net loss attributable to:
Equity owners of the Company		(3,111,916)	(5,490,293)	(5,015,291)	(15,447,822)
Non-controlling interests	13	(240,583)	—	(428,633)	—
		(3,352,499)	(5,490,293)	(5,443,924)	(15,447,822)

Net (loss) per share
Basic and diluted	14	$(0.08)	$(0.14)	$(0.13)	$(0.39)

Weighted average number of shares outstanding – basic and diluted	14	41,675,769	39,234,204	41,287,102	39,901,651

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

Quantum Biopharma Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the six months ended June 30, 2024 and 2023
[expressed in United States dollars, except number of shares]

	Class A shares		Class B shares		Warrants		Contributed surplus	Non-controlling interests	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	$	$	$	$	$
Balance, December 31, 2022	72	151,588	38,504,210	143,258,972	6,482,093	2,142,400	28,500,924	—	652,601	(144,164,265)	30,542,220
Share repurchase [note 11]	—	—	(1,904,700)	(7,165,356)	—	—	—	—	—	4,207,540	(2,957,816)
Share-based payments [note 12]	—	—	—		—	—	2,377,948	—	—	—	2,377,948
Share options exercised [note 11]	—	—	21,000	33,247	—	—	(13,000)	—	—	—	20,247
PSUs converted to shares [note 11,12]	—	—	2,420,104	1,180,070	—	—	(1,180,070)	—	—	—	—
Warrants issued [note 11]	—	—	—	—	3,925,000	1,231,980	—	—	—	—	1,231,980
Warrants expired [note 11	—	—	—	—	(7,311)	(138,885)	138,885	—	—	—	—
Comprehensive loss for the period	—	—	—	—	—	—	—	—	(217,489)	(15,447,822)	(15,665,311)
Balance, June 30, 2023	72	151,588	39,040,614	137,306,933	10,399,782	3,235,495	29,824,687	—	435,112	(155,404,547)	15,549,268

Balance, December 31, 2023	72	151,622	39,376,723	137,626,863	10,324,043	2,723,356	30,225,741	(327,501)	417,341	(157,908,160)	12,909,262
Shares issued [note 11]	—	—	6,798,358	2,139,808	—	—	—	—	—	—	2,139,808
Shares for debt [note 11,12]	—	—	1,139,304	685,051	—	—	—	—	—	—	685,051
Share-based payments [note 12]	—	—	—	—	—	—	169,267	—	—	—	169,267
Warrants expired [note 11]	—	—	—	—	(1,350,000)	(286,189)	286,189	—	—	—	—
Exercise of options [note 11,12]	—	—	94,000	102,563	—	—	(26,098)	—	—	—	76,465
Comprehensive loss for the period	—	—	—	—	—	—	—	(428,633)	(333,844)	(5,015,291)	(5,777,768)
Balance, June 30, 2024	72	151,622	47,408,385	140,554,285	8,974,043	2,437,167	30,655,099	(756,134)	83,497	(162,923,451)	10,202,085

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

	2024	2023
Operating activities
Net loss from operations	(5,443,924)	(15,447,822)
Add (deduct) items not affecting cash
Depreciation and amortization	256,954	2,237,289
Interest expense	20,771	15,071
Share-based payments	169,267	3,609,928
Change in fair value of investments	—	277,329
Change in fair value of derivative liability	(31,337)	(121,243)
Unrealized foreign exchange (gain) loss	662,582	—
Loss on settlement of debt	17,476	—
Gain on measurement of financial liability		(2,926,922)
Impairment loss	—	4,319,619
Changes in non-cash working capital balances
Finance receivables	1,619,150	(896,431)
Other receivables	141,896	5,353
Prepaid expenses and deposits	24,989	(30,545)
Note receivable	—	(224,610)
Trade and other payables	(17,700)	919,954
Cash used in operating activities	(2,579,876)	(8,263,030)

Investing activities
Redemption of investments	738,000	—
Purchase of investments	(21,918)	—
Cash provided by investing activities	716,082	—

Financing activities
Share repurchase	—	(2,957,816)
Proceeds from issuance of shares, net	2,139,808	—
Proceeds from loan payable	302,801	—
Payment of lease obligation	(29,214)	(109,026)
Share options exercised	-	20,247
Cash provided by (used in) financing activities	2,413,395	(3,046,595)

Net increase (decrease)	549,601	(11,309,625)
Cash and cash equivalents, beginning of the period	2,757,040	16,980,472
Cash and cash equivalents, end of the period	3,306,641	5,670,847

Non-cash transactions
Shares issued for debt	685,051	—
Exercise of options - shares issued for services	102,563	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

1. Nature of business

FSD Pharma Inc. (“FSD” or the “Company”) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD is also focused on the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential property.

The Company’s registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9. The Company’s shares are listed on the Nasdaq Capital Market and on the Canadian Securities Exchange under the symbol “HUGE”.

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “License Agreement”) with Celly Nutrition Corp. (“Celly”). The License Agreement provides Celly access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Celly the rights to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Celly rights to certain trademarks. In exchange, FSD received 200,000,000 common shares in the capital of Celly following a 2:1 share-split. The Company also received an anti-dilution Warrant Certificate that entitles FSD to purchase up to 25% of the common shares deemed outstanding less the 200,000,000 common shares issued under the License Agreement and from time to time as a result of any partial exercise under the anti-dilution Warrant Certificate. FSD Pharma is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, FSD acquired 34.66% of Celly. On July 31, 2023, the Company and Celly entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023, and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. In November 2023, through the Plan of Arrangement the Company distributed 45,712,529 of its 200,000,000 shares of Celly to its shareholders. The condensed consolidated interim financial statements incorporate the assets and liabilities of Celly as of June 30, 2024, and the results of operations and cash flows for the three and six months ended June 30, 2024 [Note 2(c)]. As of June 30, 2024, the Company has a 25.71% (December 31, 2023 – 26.15%) ownership interest in Celly through common shares held in Celly.

Going concern

The condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2024, and 2023, have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company and the recoverability of amounts shown for intangible assets are dependent upon the ability of the Company to obtain sufficient financing to complete the research and development program of Lucid-MS. As well as fund the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices.

5

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

As at June 30, 2024, the Company had an accumulated deficit of $162,923,451 (December 31, 2023 - $157,908,160) and working capital of $4,977,191 (December 31, 2023 - $6,519,739), and incurred net loss of $5,443,924 (2023 - $15,447,822) for the six months ended June 30, 2024. Whether, and when, the Company can attain profitability and positive cash flows from operations is subject to material uncertainty. The application of the going concern assumption is dependent upon the Company’s ability to generate future profitable operations and obtain necessary financing to do so. The Company will need to raise additional capital to fund its planned operations and meet its obligations. While the Company has been successful in obtaining financing to date and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, there can be no assurance that the Company will achieve profitability and be able to do so on terms favourable for the Company. The above events and conditions indicate there is a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

Subsidiaries

These condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. The Company has the following subsidiaries:

		Ownership percentage as at	Ownership percentage as at
Entity Name	Country	June 30, 2024	December 31, 2023
		%	%
FSD Biosciences Inc.	USA	100.00	100.00
Prismic Pharmaceuticals Inc.	USA	100.00	100.00
FV Pharma Inc.	Canada	100.00	100.00
Lucid Psycheceuticals Inc.	Canada	100.00	100.00
FSD Strategic Investments Inc.	Canada	100.00	100.00
FSD Pharma Australia Pty Ltd	Australia	100.00	100.00
Celly Nutrition Corp.	Canada	25.71	26.15
HUGE Biopharma Australia Pty. Ltd.	Australia	100.00	-

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the condensed consolidated interim statements of financial position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the condensed consolidated interim statements of loss and comprehensive loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

2. Basis of presentation

[a] Statement of compliance

These condensed consolidated interim financial statements (“financial statements’) were prepared using the same accounting policies and methods as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2023. These financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

These financial statements were approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on August 12, 2024.

6

Quantum Biopharma Ltd..

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. These condensed consolidated interim financial statements are presented in United States dollars ("USD"), which is the Company’s functional and presentation currency for all periods presented. The Company’s functional currency is the United States dollar and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar
Celly Nutrition Corp.	Canadian Dollar
HUGE Biopharma Australia Pty. Ltd.	Australian Dollar

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2023 and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Disclosure of interests in other entities

To assess the investment in Celly, judgment was required to determine if the Company has significant influence or control of Celly. The Company considered the relevant guidance in IFRS 10 – Consolidated Financial Statements, IAS 24 – Related Party Disclosures and IAS – 28 Investments in Associates and Joint Ventures.

Judgment is applied in determining when the Company controls an investment even if the Company holds less than a majority of the investee’s voting rights (the existence of de facto control). The Company concluded it has control of Celly even though the Company only held 25.71% of the voting rights as of June 30, 2024 (December 31, 2023 – 26.15%). The Company concluded it has control of Celly as the Company, together with persons or entities considered to be de facto agents of the Company, held a combined 57.45% (December 31, 2023 - 52.05%) of the voting rights of Celly. In addition, key management personnel of the Company hold three of the four board of director positions of Celly. The assessment of control is performed on a continuous basis. The Company determined that it obtained control of Celly on July 31, 2023, and control was maintained from July 31, 2023, through June 30, 2024. Celly is significantly dependent on the Company as a result of the License Agreement and the loan. The NCI component of Celly is included as a separate component in equity (Note 13).

7

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

New standards, amendments and interpretations not yet adopted by the Company

IFRS 16 – Leases (“IFRS 16”)

In September 2022, the IASB issued amendments to IFRS 16, Leases, which add to requirements explaining how a company accounts for a sale and leaseback after the date of the transaction.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The amendment did not have a material impact on the financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the financial statements.

3. Other receivables

The Company’s other receivables are comprised of the following:

	June 30, 2024	December 31, 2023
	$	$
Sales tax recoverable	82,772	209,550
Interest receivable	393	15,511
Other receivables	3,703	3,703
	86,868	228,764

4. Prepaid expenses and deposits

The Company’s prepaid expenses and deposits include the following:

	June 30, 2024	December 31, 2023
	$	$
Research and development	-	30,705
Insurance	57,767	60,999
Other prepaids and deposits	72,657	63,709
	130,424	155,413

5. Finance receivables

Finance receivables consist of secured loan receivables measured at amortized cost, net of allowance for expected credit losses.

Finance receivables as at June 30, 2024 are as follows:

$
Balance – January 1, 2024	8,095,354
Add: Interest income	504,434
Less: Interest payments	(492,555)
Less: Principal payments	(1,730,872)
Effects of foreign exchange	99,843
Balance – June 30, 2024	6,476,204
Current	6,476,204
Non-current	-
Balance – June 30, 2024	6,476,204

Allowances for expected credit losses as at June 30, 2024, were $nil (December 31, 2023 - $nil). Finance receivables earn fees at fixed rates and have an average term to maturity of two years from the date of issuance. The loans are secured by residential property with a first or second collateral mortgage on the secured property, except for the loan issued to a related party (Note 18). Loans are issued up to 55% of the initial appraised value of the secured property at the time of issuance.

8

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

Finance receivables include the following as at June 30, 2024:

June 30, 2024
$
Minimum payments receivable	6,605,516
Unearned income	(129,312)
Net investment	6,476,204
Allowance for credit losses	—
Finance receivables, net	6,476,204

As at June 30, 2024, all loans were classified as level 1 within the fair value hierarchy – quoted market price and there were no changes between levels during the period.

6. Investments

The following tables outline changes in investments during the periods:

Entity	Instrument	Note	Balance at December 31, 2023	Additions	Redemptions	Effects of foreign exchange	Balance at June 30, 2024
			$	$		$	$
Solarvest BioEnergy Inc.	Shares	(i)	—	—	—	—	—
Solarvest BioEnergy Inc.	Convertible debenture	(i)	—	—	—	—	—
A2ZCryptoCap Inc.	Shares	(ii)	6,049	—	—	(204)	5,845
Royal Bank of Canada	GIC	(iii)	756,100	—	(738,000)	(18,100)	—
Royal Bank of Canada	GIC	(iv)	—	21,918	—	—	21,918
			762,149	21,918	(738,000)	(18,304)	27,763

						Current	21,918
						Non-Current	5,845
							27,763

(i) Solarvest BioEnergy Inc. (“Solarvest”)

The Company holds 3,000,000 common shares of Solarvest and a convertible debenture with a principal amount of C$2,400,000 maturing on May 31, 2024. The convertible debenture can be converted into common shares of Solarvest at a price of $1.00 per share.

As at June 30, 2024, the fair value of the shares was determined to be $nil (December 31, 2023 - $nil) given the halt in trading of Solarvest’s shares as a result of the entity failing to maintain a transfer agent and due to the significant financial and operational challenges being faced by the entity. Similarly, the fair value of the convertible debenture was determined to be $nil as at June 30, 2024. The shares have been classified as level 1 within the fair value hierarchy – quoted market price, and the convertible debenture has been classified as level 2 – valuation technique with observable market inputs.

9

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

(ii) A2ZCryptoCap Inc. (“A2Z”)

On June 23, 2022, the Company acquired 80,000 shares of A2Z for C$0.10 per share. As at June 30, 2024, the fair value of the shares was determined based on the quoted market price of the shares of C$0.10 per share (December 31, 2023 – C$0.10). The shares have been classified as level 1 within the fair value hierarchy – quoted market price.

(iii) On August 9, 2023, the Company purchased a Guaranteed Investment Certificate (“GIC”) in the amount of $744,500 from Royal Bank of Canada (“RBC”) with a maturity date of August 9, 2024. The GIC pays variable interest based on RBC’s Prime Interest Rate minus 2.00%. The GIC has been classified as level 2 – valuation technique with observable market inputs. During the six months June 30, 2024, the Company redeemed the full amount for gross proceeds of $738,000. The balance outstanding as at June 30, 2024 is $nil.

iv) On February 14, 2024, the Company purchased a GIC in the amount of $22,140 from RBC with a maturity date of February 14, 2025. The GIC pays variable interest of 4.75% per annum. As of June 30, 2024, the balance outstanding is $21,918, The GIC has been classified as level 2 – valuation technique with observable market inputs.

7. Intangible assets

Intangible assets as at June 30, 2024 are as follows:

Cost	Innovet	Prismic	Lucid	Total
As at December 31, 2022	750,000	19,201,493	6,314,571	26,266,064
Impairment	(750,000)	(19,201,493)	—	(19,951,493)
As at December 31, 2023 and June 30, 2024	—	—	6,314,571	6,314,571

Accumulated amortization
As at December 31, 2022	229,933	13,457,622	538,220	14,225,775
Amortization	39,971	1,904,348	420,664	2,364,983
Impairment	(269,904)	(15,361,970)	—	(15,631,874)
As at December 31, 2023	—	—	958,884	958,884
Amortization	—	—	209,755	209,755
As at June 30, 2024	—	—	1,168,639	1,168,639

Net book value
As at December 31, 2023	—	—	5,355,687	5,355,687
As at June 30, 2024	—	—	5,145,932	5,145,932

The Company’s intangible asset for Lucid represents the license agreement with the University Health Network giving the Company world-wide exclusive rights to the Lucid-MS compound and related patents.

10

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

8. Trade and other payables

Trade and other payables consist of the following:

	June 30, 2024	December 31, 2023
	$	$
Trade payables	3,603,059	3,240,658
Accrued liabilities (i)	816,608	954,371
	4,419,667	4,195,029

(i) Accrued liabilities consist of the following:

	June 30, 2024	December 31, 2023
	$	$
Operational expenses	279,034	71,953
Professional and other fees	128,381	473,225
Accrued interest	409,193	409,193
	816,608	954,371

9. Warrants Liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expire five years from the date of issuance. The fair value of these warrants is classified as Level 2 in the fair value hierarchy.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency on October 1, 2020, was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss.

The fair value of the warrants liability as at June 30, 2024, was $1 (December 31, 2023 – $31,338) resulting in a gain on change in fair value of $31,337 for the six months ended June 30, 2024 (2023 – $121,243). The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

	June 30, 2024	December 31, 2023
Share price	$0.16	$0.92
Exercise price	$4.26	$4.26
Expected dividend yield	-	-
Risk free interest rate	4.02	3.91%
Expected life	1.10	1.60
Expected volatility	70%	66%

11

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

10. Notes payable

As at June 30, 2024, the Company has total notes payable balance of $615,562 (December 31, 2023 - $300,549). During the six months ended June 30, 2024, the Company issued a note payable of $290,387 (AUD $440,000) to RH Capital Finance CO LLC, with an interest rate of 16.0% per annum and maturing in June 2024. During the six months ended June 30, 2024, the Company accrued interest of $24,626. The total balance including interest was received subsequent to June 30, 2024. This loan allows the Company to access liquidity with respect to the Australian tax rebate scheme structure. The remaining note payable balance of $300,549 was assumed on acquisition of Prismic and is due on demand.

11. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally regarding the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by the Chief Executive Officer (“CEO”), President, Executive Co-Chairman of the Board and the Director and Executive Co-Chairman of the Board. The holders of Class B shares are entitled to one (1) vote per share held.

[b] Issued and outstanding

Reconciliation of the Company’s share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$
Balance, December 31, 2022	72	151,588	38,504,210	143,258,972	6,482,093	2,142,400
Share repurchase [a]	—	—	(1,904,700)	(7,165,356)	—	—
Warrants issued [b]	—	—	—	—	3,925,000	1,231,980
PSU converted to shares [c]	—	—	2,420,104	1,180,070	—	—
Share options exercised [d]	—	—	21,000	33,247	—	—
Warrants expired [e]	—	—	—	—	(7,311)	(138,885)
Balance, June 30, 2023	72	151,588	39,040,614	137,306,933	10,399,782	3,235,495

Balance, December 31, 2023	72	151,622	39,376,723	137,626,863	10,324,043	2,723,356
Shares issued [f]	—	—	6,798,358	2,139,808	—	—
Shares for debt [g]	—	—	1,139,304	685,051	—	—
Warrants expired [h]	—	—	—	—	(1,350,000)	(286,189)
Share options exercised [i]	—	—	94,000	102,563	—	—
Balance, June 30, 2024	72	151,622	47,408,385	140,554,285	8,974,043	2,437,167

Activity during the six months ended June 30, 2023:

[a]	During the six months ended June 30, 2023, the Company repurchased and canceled 1,904,700 Class B shares at prevailing market prices as part of its share repurchase program.

[b]

During the six months ended June 30, 2023, the Company issued 3,925,000 warrants for consulting services with a fair value of $1,384,553. The Company recognized $1,231,980 as expense during the six months ended June 30, 2023, with the remaining $152,573 to be recognized over the vesting period of certain warrants. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

[c]

During the six months ended June 30, 2023, the Company converted 2,420,104 PSUs to Class B shares following the completion of the vesting condition on January 6, 2023, the filing of the MS Phase 1 IND.

[d]	During the six months ended June 30, 2023, 21,000 share options were exercised with an exercise price of C$1.30 in exchange for 21,000 Class B Common shares.

[e]	During the six months ended June 30, 2023, 7,311 warrants expired unexercised.

12

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

Activity during the six months ended June 30, 2024:

[f]

During the six months ended June 30, 2024, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) to sell Class B shares, having an aggregate offering price up to $11,154,232. During the six months ended June 30, 2024, the Company issued 6,798,358 common shares for gross proceeds of $2,234,790. A cash commission of $67,044, based on 3.0% of the aggregate gross proceeds, plus other trading expenses of $27,938, resulted in total share issuance costs of $94,982. The net proceeds from this raise were $2,139,808.

[g]

In March 2024, the Company settled an aggregate of $524,324 (C$637,750) of amounts owing to an arm’s length creditor through the issuance of 600,000 Class B shares at a price of $0.903 per Class B share for total value of $541,800. Included in this amount is 55,000 Class B shares issued pursuant to the conversion of RSUs, which vested immediately upon grant (Note 12). Each RSU entitled the holder to acquire one Class B share of the Company upon vesting. The Company incurred a loss on settlement of debt of $17,476 as the share price on the date of issuance was higher than the price stated in the agreement.

In February 2024, the Company issued 39,304 Class B shares at a deemed price of $0.86 per Class B share to settle an aggregate amount of $33,636 owing to an arm’s length creditor.

In June 2024, the Company settled an aggregate of $109,614 (C$150,000) of amounts owing to arm’s length creditors through the issuance of 500,000 Class B shares at a price of $0.22 per Class B share for total value of $109,614. The agreements state that the creditors will accept shares as payment and settlement of debt, provided that upon selling the debt settlement shares, the creditors have received net proceeds from the sale equal to the debt. For any losses, if any, calculated as the total debt minus the net proceeds, shall be added back to the debt amount on a dollar-for-dollar basis by the amount of the loss. As at June 30, 2024, there were amounts remaining in payables for these creditors.

[h]	During the six months ended June 30, 2024, 1,350,000 warrants expired unexercised.

[i]

During the six months ended June 30, 2024, 94,000 share options were exercised with a price of $1.10 (C$1.50) in exchange for 94,000 Class B Common shares. The shares were issued in exchange for services.

The changes in the number of warrants outstanding during the six months ended June 30, 2024, and 2023:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2022	6,482,093	5.48
Issued	3,925,000	4.58
Expired	(7,311)	16.08
Outstanding as at June 30, 2023	10,399,782	5.05

Outstanding as at December 31, 2023	10,324,043	5.05
Expired	(1,350,000)	3.57
Outstanding as at June 30, 2024	8,974,043	5.89

13

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

Measurement of fair values

There were no warrants granted during the six months ended June 30, 2024.

The fair value of the warrants issued during the six months ended June 30, 2024 and 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2024	2023
Grant date share price	—	C$1.44 - C$2.29
Exercise price	—	C$1.50 - C$10.82
Expected dividend yield	—	—
Risk free interest rate	—	3.08% - 4.26%
Expected life	—	1 - 5 years
Expected volatility	—	64% - 109%

The following table is a summary of the Company’s warrants outstanding as at June 30, 2024:

		Exercise price	Number outstanding
Expiry Date		C$	#
February 27, 2025	(i)	2.40	400,000
February 27, 2025	(i)	5.47	400,000
February 27, 2025	(i)	10.95	200,000
May 15, 2025		1.50	37,500
May 15, 2025		3.00	37,500
May 23, 2025		1.50	50,000
March 24, 2025	(i)	2.40	400,000
March 24, 2025	(i)	5.47	400,000
March 24, 2025	(i)	10.95	200,000
May 4, 2025		26.73	3,730
May 10, 2025		26.73	1,865
May 17, 2025		26.73	3,730
May 31, 2025		26.73	1,865
June 8, 2025		9.65	1,500,000
August 6, 2025	(i)	7.75	1,381,215
October 20, 2025	(i)	4.53	3,454,543
January 16, 2026		26.73	1,722
January 20, 2026		26.73	373
May 15, 2028		1.50	500,000
		5.89	8,974,043

(i)	Warrants were issued in US$

14

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

12. Share-based compensation

The Company has established a share option plan (the “Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

[i] Share-based payment arrangements

During the six months ended June 30, 2024, the Company granted 800,000 (2023 – 2,488,000) share options to consultants of the Company.

The changes in the number of share options outstanding during the six months ended June 30, 2024, and 2023, were as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2023	2,460,615	1.56
Granted	800,000	1.50
Exercised	(94,000)	1.50
Expired	(58,735)	5.43
Outstanding as at June 30, 2024	3,107,880	1.48
Exercisable as at June 30, 2024	2,666,463	1.47

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2022	418,529	3.71
Granted	2,488,000	1.52
Forfeited	(55,000)	1.63
Exercised	(21,000)	1.30
Expired	(118,143)	6.89
Outstanding as at June 30, 2023	2,712,386	1.63
Exercisable as at June 30, 2023	2,538,634	1.57

During the six months ended June 30, 2024, $32,595 (2023 - 118,143) share options related to former officers and employees who are no longer with the Company expired. Individuals who are no longer with the Company have 30 days after their last day to exercise any vested share options. Vested options that remain unexercised after 30 days expire.

15

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

Measurement of fair values

The fair value of share options granted during the six months ended June 30, 2024, and 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2024	2023
Grant date share price	C$1.11-C$1.20	C$1.28 - $C2.30
Exercise price	C$1.50	C$1.30 - $C2.45
Expected dividend yield	—	—
Risk free interest rate	3.98% - 4.20%	2.88% - 3.99%
Expected life	2 years	3 - 5 years
Expected volatility	66%	95% - 110%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

The following table is a summary of the Company’s share options outstanding as at June 30, 2024:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
1.30	2,000,000	3.82	1.30	2,000,000
1.50	706,000	1.82	1.50	285,333
1.70	67,980	1.62	1.70	67,980
2.38	15,000	1.91	2.38	15,000
2.41	15,000	1.98	2.41	15,000
2.45	294,000	1.90	2.45	274,000
2.91	5,150	1.75	2.91	5,150
3.86	4,750	2.73	3.86	4,000
1.48	3,107,880	3.11	1.47	2,666,463

[ii] Performance Share Units (“PSUs”) and Restrictive Share Units (“RSUs”)

In May 2022, the Company established a performance share unit plan (“PSU Plan”) and a restrictive unit plan (“RSU Plan”), for directors, offers, employees and consultants of the Company. The Company’s Board determines the eligibility of individuals to participate in the PSU Plan and RSU Plan to align their interests with those of the Company’s shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs and RSUs. Each PSU and RSU converts into one common share of the Company at $nil exercise price. The Company’s PSU Plan and RSU Plan provides that the number of common shares reserved for issuance may not exceed 10% of the aggregate number of common shares that are outstanding unless the Board has increased such limit by a Board resolution.

16

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

PSUs

There were no PSUs issued during the six months ended June 30, 2024. As at June 30, 2024, there were no PSUs outstanding (December 31, 2023 – nil).

During the six months ended June 30, 2023, the Company converted 2,420,104 PSUs to Class B shares. The PSUs were fully vested as of January 6, 2023, upon the filing of the MS Phase 1 IND. During the six months ended June 30, 2023, the Company granted 400,000 PSUs to independent directors who are no longer with the Company.

RSUs

On February 23, 2024, the Company granted 55,000 RSUs pursuant to the shares for debt transaction (Note 11). The RSUs vested immediately upon grant and 55,000 Class B shares were issued with a total fair value of $49,665, which was determined based on the share price of the Company on the date of the grant.

The change in the number of RSUs during the six months ended June 30, 2024, is as follows:

Number of RSUs
#
Outstanding as at December 31, 2023	—
Granted	55,000
Converted to common shares	(55,000)
Outstanding as at June 30, 2024	—

The Company recognized share-based compensation as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Share options	111,524	65,992	169,267	1,919,695
PSUs	—	—	—	458,253
Warrants issued for services	—	337,401	—	1,231,980
	111,524	403,393	169,267	3,609,928

13. Non-controlling interests

Through the License Agreement, FSD acquired 34.66% of Celly on July 31, 2023. As of June 30, 2024, the Company has a 25.71% (December 31, 2023 – 26.15%) ownership interest in Celly through common shares held in Celly. The non-controlling interest represents the common shares of Celly not attributable to the Company.

Reconciliation of non-controlling interest is as follows:

Balance, December 31, 2023	(327,501)
Net loss for the period	(428,633)
Balance, June 30, 2024	(756,134)

17

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

14. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options, PSUs and RSUs. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the six months ended June 30, 2024, and 2023, are as follows:

	June 30, 2024	June 30, 2023
	#	#
Warrants	8,974,043	10,399,782
Share Options	3,107,880	2,712,386
PSUs	—	400,000
	12,081,923	13,512,168

15. General and administrative

Components of general and administrative expenses for the three and six months ended June 30, 2024, and 2023 were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Professional fees	958,377	814,488	1,816,800	1,408,774
Investor relations	561,054	100,158	833,216	347,550
Salaries, wages and benefits	436,687	465,899	816,139	1,095,926
Consulting fees	204,492	269,067	423,453	825,871
Office and general administrative	163,958	691,102	350,029	1,313,418
Foreign exchange loss (gain)	(14,285)	(469,956)	(10,142)	(404,004)
	2,310,283	1,870,758	4,229,495	4,587,535

18

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

16. Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operates in two segments: Biopharmaceutical and Strategic Investments.

The Company’s Biopharmaceutical segment is focused on furthering the research and development of the Company’s drug candidates and the development of a treatment for alcohol misuse for application in hospitals and other medical practices. The Biopharmaceutical segment primarily earns interest income on excess cash on hand invested in short-term guaranteed investment certificates.

The Company’s Strategic Investments segment is focused on generating returns and cash flow through the issuance of loans secured by residential property, with FSD Strategic Investments having a first or second collateral mortgage on the secured property.

The following tables summarize the Company's total current and non-current assets and current and non-current liabilities as of June 30, 2024, and December 31, 2023, on a segmented basis:

	As at June 30, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	3,545,851	6,476,204	10,022,055
Non-current assets	5,224,894	—	5,224,894
Current liabilities	5,044,864	—	5,044,864
Non-current liabilities	—	—	—

	As at December 31, 2023
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	3,897,317	7,187,988	11,085,305
Non-current assets	5,482,157	907,366	6,389,523
Current liabilities	4,565,566	—	4,565,566
Non-current liabilities	—	—	—

The following tables summarize the Company's interest income, total operating expenses, and net loss for the three and six months ended June 30, 2024 and 2023 on a segmented basis:

	For the six months ended June 30, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	12,109	(289,057)	(276,948)
Total operating expenses	5,713,717	245	5,713,962
Net (loss) income	(5,732,736)	288,812	(5,443,924)

	For the three months ended June 30, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	31,266	(135,690)	(104,424)
Total operating expenses	3,456,556	50	3,456,606
Net (loss) income	(3,488,139)	135,640	(3,352,499)

	For the six months ended June 30, 2023
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Interest income	(171,303)	(287,201)	(458,504)
Total operating expenses	18,676,314	181	18,676,495
Net loss	(15,065,658)	(382,164)	(15,447,822)

19

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

	For the three months ended June 30, 2023
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Interest income	(34,787)	(151,376)	(186,163)
Total operating expenses	8,831,414	106	8,831,520
Net loss	(5,243,879)	(246,414)	(5,490,293)

17. Commitments and contingencies

Commitments

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestone payments of $nil and maximum milestone payments of C$12,500,000 if all product development and regulatory milestones are met. Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to the condensed consolidated interim statements of loss and comprehensive loss in that period.

GBB Drink Lab, Inc.

GBB Drink Lab, Inc. (“GBB”) has filed a complaint with the United States District Court of Southern District of Florida, Fort Lauderdale Division against FSD Biosciences, Inc. and FSD Pharma, Inc. claiming a material breach of a mutual non-disclosure agreement and misappropriation of trade secrets, which GBB claims has and continues to cause irreparable harm, valued, as of August 30, 2022 (prior to the misappropriation and material breach) at $53,047,000. On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company’s motion to dismiss the complaint. On August 24, 2023, the parties filed a proposed joint scheduling report with the U.S. District Court, which set forth various deadlines that would govern this action. Under the proposed joint schedule, which still needs to be approved by the U.S. District Court, the case would be trial-ready by June 2025.

The ultimate outcome of the matter cannot be determined at this time.

20

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

Raza Bokhari

On July 15, 2021, the Company’s former CEO, Raza Bokhari, filed a notice of arbitration seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the arbitration.

Raza Bokhari was placed on administrative leave from his role as the Company’s Chief Executive Officer following the Company’s annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by a Special Committee comprised of independent directors using independent legal counsel. Upon the recommendation of the Special Committee, Raza Bokhari’s employment was terminated for cause by the Company’s board on July 27, 2021.

The Company disputed the allegations and counterclaimed against Raza Bokhari for losses sustained as a result of his alleged breaches of his duties to the Corporation. The arbitration hearing concluded in August 2022 and the arbitrator issued his decision in November 2022. Raza Bokhari’s claim for USD $30.2 million was dismissed in its entirety along with his claim that he had been wrongfully dismissed. The arbitrator ordered that Raza Bokhari repay certain monies to FSD Pharma, while also holding him responsible for FSD Pharma’s costs of the arbitration.

On December 9, 2022, Raza Bokhari filed an application in the Ontario Superior Court seeking to set aside the arbitral award of the court on the grounds that he was not treated equally and fairly and the arbitrator’s written award provided inadequate reasons for his decision.

On December 20, 2022, the Company’s legal counsel wrote to the Commercial List of the Ontario Superior Court of Justice seeking to transfer the application from the Civil List to the Commercial List. The request was granted on January 12, 2023.

On April 28, 2023, the court ordered the case to be heard at the Commercial List on September 27, 2023.

On September 27 and 28, 2023, the application to set aside the award and cost of ground of unfairness was dismissed. As Raza Bokhari lost the set aside application, the court ordered Raza Bokhari to pay the Company C$165,000 to cover the Company’s legal expenses.

On October 13, 2023, Raza Bokhari filed a “Notice of Motion for Leave to Appeal” with the Court of Appeal for Ontario.

On December 15, 2023, the Company submitted a responding party’s factum to the Court of Appeal for Ontario.

On February 6, 2024, the Ontario Superior Court of Justice affirmed judgment and awarded an additional C$5,000 in costs considering Raza Bokhari’s failed motion for leave to appeal. As of the date hereof, the litigation is ongoing.

On May 31, 2024, the United States District Court for the Eastern District of Pennsylvania confirmed FSD Pharma, Inc.’s Petition to Confirm Arbitration Awards entered against Dr. Raza Bokhari. On June 27, 2024, the US District Court for the Eastern District of Pennsylvania confirmed FSD Pharma’s motion for entry of judgement and granted judgement in favor of FSD Pharma Inc of approximately USD 3 million.

18. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

21

Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

Transactions with key management and directors comprised of the following:

a)	Director’s compensation for the three and six months ended June 30, 2024, was $33,201 and $99,716, respectively (2023 – $49,932 and $104,345).

b)

During the six months ended June 30, 2024, the Company granted Nil (2023 – 400,000) PSUs to independent members of the Board. As at June 30, 2024, the PSUs had fully vested upon the filing of the MS Phase 1 IND on January 6, 2023 and were settled with the issuance of Class B shares.

c)

During the six months ended June 30, 2024, the Company granted the previous interim CEO, the current CEO, the Chief Operating Officer (“COO”) and the CEO of Lucid, Nil (2023 – 500,000) share options each with an exercise price of C$1.30 and an expiry date of January 25, 2028. All options were fully vested on grant. Each share option can be exercised to acquire one Class B share.

d)

During the six months ended June 30, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan matures on April 26, 2025, and is part of FSD Strategic Investments’ portfolio of loans. The loan is secured by a second charge mortgage on the underlying residential property.

e)

During the six months ended June 30, 2023, the Company issued 1,000,000 warrants for consulting services to certain independent members of the Board of Directors with a fair value of $533,206, prior to them joining the Board of Directors. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

Key management personnel compensation during the three and six months ended June 30, 2024, and 2023 is comprised of:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	152,286	354,614	476,528	672,444
Share-based payments	—	286,835	—	2,344,616
	152,286	641,449	476,528	3,017,060

As at June 30, 2024, the Company owed an executive officer $Nil (December 31, 2023 - $140,012), for legal fees incurred by the Company and paid by the executive officer on behalf of the Company. The amount owed is recorded within trade and other payables.

As at June 30, 2024, the Company has $9,133 owing to related parties included in accounts payable and accrued liabilities (December 31, 2023 - $Nil).

19. Capital Management

The Company’s capital management objectives are to maintain financial flexibility to complete the research and development of a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption.

The Company defines capital as the aggregate of its capital stock and borrowings.

As at June 30, 2024, the Company’s share capital was $140,705,907 (December 31, 2023 – $137,778,485). The Company does not have any long-term debt. Outstanding notes payables were assumed on the acquisition of Prismic and are due on demand.

The Company manages its capital structure in accordance with changes in economic conditions. To maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares or undertake any other activities as deemed appropriate under specific circumstances. The Company is not subject to any externally imposed capital requirements.

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Quantum Biopharma Ltd.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2024 and 2023

20. Subsequent Events

The Company issued three new loans secured by residential or commercial properties during July and August 2024 and renewed one existing loan in July 2024. The total amount of these loans was equivalent to $1,866,370

(C$2,585,000).

The Company generated total proceeds of approximately $5,542,952 through its ATM Agreement subsequent to June 30, 2024. The proceeds will be used in the normal course of business operations.

The Company issued a total of 950,000 Class B shares to settle debts owing to an arm’s length creditor subsequent to June 30, 2024.

On August 9, 2024, the Company announced a share consolidation and name change, effective August 15, 2024.

The Company will consolidate its shares on a 65:1 basis and change its name to "Quantum BioPharma Ltd." with a new trading symbol "QNTM" on both NASDAQ and CSE. This move aims to regain compliance with NASDAQ's minimum bid price requirement.

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